 

04019723

ES
:E COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35606

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

RECEIVED
JUN 2 8 2004
WASH. D.C.
179

REPORT FOR THE PERIOD BEGINNING _____04/01/03_____ AND ENDING _____03/31/04_____

(MM/DD/YY) .... (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Charles W. Pace Securities Group, Inc.

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4650 Cole Avenue, Suite 317

(No. and Street)

Dallas	TX	75205-3355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

JUL 08 2004

THOMSON FINANCIAL

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, <u>Charles W. Pace</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Charles W. Pace Securities Group, Inc.</u>   , as of <u>March 31</u>   , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Charles W Pace
Signature

<u>President</u>
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHARLES W. PACE SECURITIES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2004

CHARLES W. PACE SECURITIES GROUP, INC.

CONTENTS



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

$C\mathcal{F}$ & $Co.$, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Charles W. Pace Securities Group, Inc.

We have audited the accompanying statement of financial condition of Charles W. Pace Securities Group, Inc. as of March 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles W. Pace Securities Group, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

C F & Co. LLP

CF & Co., L.L.P.

Dallas, Texas
June 15, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Financial Condition
March 31, 2004

ASSETS

Cash	$ 20
Receivable from clearing organization	6,002
Receivable from related party	18,400
Receivable from officer	1,654
	$ 26,076

The accompanying notes are an integral part of these financial statements.

Page 2

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Financial Condition
March 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities $ -0-

                                                                    -0-

Stockholders' equity

Common stock, 10,000 shares
  authorized with $.10 par value,
  1,000 shares issued and outstanding   100

Additional paid in capital   8,400

Retained earnings   17,576

                                                                26,076

Total Liabilities and Stockholders' Equity $ 26,076

The accompanying notes are an integral part of these financial statements.

## CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Income
For the Year Ended March 31, 2004

Revenues

Commissions	$ 165,113
Other income	28
	165,141

Expenses

Commissions and clearance paid to other brokers	48,046
Reimbursement expense	115,505
Other expenses	1,870
	165,421
Loss before income taxes	(280)
Provision for income taxes	-0-
Net income (loss)	$ (280)

The accompanying notes are an integral part of these financial statements.

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at March 31, 2003	$ 100	$ 8,400	$ 17,856	$ 26,356
Net income (loss) for the year	——	——	(280)	(280)
Balances at March 31, 2004	$ 100	$ 8,400	$ 17,576	$ 26,076

The accompanying notes are an integral part of these financial statements.

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2004

Balance, at March 31, 2003	$ -0-
Increases	-0-
Decreases	-0-
Balance, at March 31, 2004	$ -0-

The accompanying notes are an integral part of these financial statements.

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended March 31, 2004

Cash flows from operating activities

Net income (loss)	$	(280)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in assets and liabilities		
Decrease in receivable from clearing organization		1
Decrease in receivable from officer		140
Net cash provided (used) by operating activities		(139)

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-
Net decrease in cash	(139)
Cash at beginning of year	159
Cash at end of year	$ 20

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$	-0-
Income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   <u>Summary of Significant Accounting Policies</u>

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. Substantially all of the Company's business is conducted with customers located in Texas.

Security transactions (and related commissions revenue and expense) are recorded on a settlement date basis. If materially different, commission income and related expenses are recorded on a trade date basis.

Advertising costs are expensed as incurred.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2004, the Company had net capital of approximately $6,022 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Related Party Transactions

Charles W. Pace and Associates, Inc. ("Associates") (a brother-sister corporation) provides office space and all necessary office overhead to the Company. During the year ended March 31, 2004 the Company paid $115,505 in office rent and office overhead to Associates.

Note 5 -   Income Tax

The Company has a net operating loss carryforward of approximately $10,025 which will be used to offset future taxable income. The related tax benefit of approximately $1,540 will expire in 2013 ($1,087), 2014 ($338), 2017 ($55), 2018 ($18) and 2024 ($42). This benefit is fully offset by a valuation allowance. The valuation allowance increased by $42 for the year ended March 31, 2004.

Note 6 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2004

CHARLES W. PACE SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 26,076
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		26,076
Deductions and/or charges		
Non-allowable assets:		
Receivable from related party	$ 18,400	
Receivable from officer	1,654	(20,054)
Net capital before haircuts on securities positions		6,022
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 6,022

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition

Total aggregate indebtedness $ -0-

CHARLES W. PACE SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 1,022
Excess net capital at 1000%	$ 1,022
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

<u>CHARLES W. PACE SECURITIES GROUP, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of March 31, 2004</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2004



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Charles W. Pace Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Charles W. Pace Securities Group, Inc. (the "Company"), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
June 15, 2004